SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PUBLIC COMPANY	PUBLIC COMPANY
CNPJ Nr. 42.150.391/0001-70	CNPJ Nr. 04.705.090/0001-77

POLITENO INDÚSTRIA E COMÉRCIO S.A.
PUBLIC COMPANY
CNPJ Nº 13.603.683/0001 -13

RELEVANT FACT

Braskem S.A. (“Braskem”), Suzano Petroquímica S.A. (“Suzano Petroquímica”) and Politeno Indústria e Comércio S.A. (“Politeno”), pursuant to CVM Instruction No. 358/02, hereby inform its shareholders and the market that, Braskem, as purchaser and Suzano Petroquímica, through its subsidiary SPQ Investimentos e Participações Ltda. (“SPQ”), together with Sumitomo Chemical Company, Limited and Itochu Corporation (“Japanese Group”), as sellers, and having Politeno as intervening party, entered on this date, into an agreement for purchase by Braskem, of all the shares owned by SPQ and Japanese Group in the total share capital of Politeno.

Upon the closing of this transaction, Braskem, which already owned 35.0% of the total voting share capital and 33.4% of the total share capital of Politeno, will now own 100% of the voting share capital and 96.2% of the total share capital of Politeno, a company with a production capacity of 360,000 tons of polyethylene per year, located at the Petrochemical Pole of Camaçari, State of Bahia, and owner of equities interest at other companies.

The initial amount to be paid by Braskem to SPQ and to Japanese Group was calculated based on a down payment in Reais equivalent to US$ 111,275,800.00, of which US$ 60,629,210.00 is to be paid to SPQ and US$ 50,646,590.00 to Japanese Group. The final value of the sale will be calculated pursuant to a formula that will measure the performance of Politeno during the 18-month period after the sale. The use of such price formula will ensure that the interest of all parties is aligned and that the final price for the shares is fair.

The conclusion of this transaction represents another step into the straightness of the Brazilian petrochemical sector, creating conditions that will allow the growth and the increase in competitiveness of the sector in the country, including through expansions and new investments. At the same time, it confirms Braskem’s and Suzano Petroquímica’s beliefs in the positive performance of the petrochemical sector and their willingness to actively participate of the sector’s consolidation.

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This transaction has already been approved by the Board of Directors of Braskem, Suzano Petroquímica and Japanese Group.

Suzano Petroquímica also informs that through its subsidiary Polipropileno Participações S.A., it negotiated with Odebrecht S.A. the exchange of 75,669,544 shares of the share capital of Nordeste Química S.A.- Norquisa, owned by it, representing 8.9% of the company’s voting share capital and 10.9% of its total share capital, by 2,129,324 class A preferred shares of the total share capital of Braskem, owned by Odebrecht S.A., representing 0.6% of the total share capital of Braskem.

São Paulo, April 4, 2006.

Paul Altit	João Pinheiro Nogueira Batista
Investor Relations Director	Investor Relations Director
Braskem S.A.	Suzano Petroquímica S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer